Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2008

Steven F. McCann
Executive Vice President and Chief Financial Officer
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, CA 94596

Re: **Longs Drug Stores Corporation**
     Form 10-K for the Fiscal Year Ended January 25, 2007
     Filed March 16, 2007
     File Number: 001-08978

Dear Mr. McCann:

       We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information to better
understand your disclosures. Where the comments request you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 25, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Critical Accounting Policies, page 30

1.   You include a number of policies that you state have the potential to materially
       affect your operations. Please revise your disclosure so that an investor can

determine the potential magnitude of these decisions as well as whether any significant adjustments have resulted in the past related to these estimates.

Insurance Reserves, page 32

2.   Your disclosure makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

1. The Company and Significant Accounting Policies, page 38

Revenue Recognition, page 41

3.   Please provide us your analysis that led you to determine that it was appropriate to classify the changes in the amounts owed related to the Medicare Part D subsidies as financing activities within your statement of cash flows. Include any references to the specific paragraphs within the applicable literature upon which you relied in this determination.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant